Exhibit 2.3
SHAREHOLDER SUPPORT AGREEMENT
     This SHAREHOLDER SUPPORT AGREEMENT (this “Agreement”) is entered into as of June 28, 2007, by and between infoUSA Inc., a Delaware corporation (“Parent”), Knickerbocker Acquisition Corp., a New York corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”) and David Walke (“Shareholder”).
RECITALS
     In order to induce Parent and Merger Sub to enter into that certain Agreement and Plan of Merger, dated as of even date herewith, by and among Parent, Merger Sub and Guideline, Inc., a New York corporation (“Company”) (as amended from time to time, the “Merger Agreement”), Merger Sub has requested that Shareholder, and Shareholder has agreed to, enter into this Agreement.
     As of the date hereof, Shareholder is the holder of the shares of Company capital stock and options to purchase shares of Company capital stock listed opposite Shareholder’s name on Exhibit A.
     Capitalized terms used but not separately defined herein shall have the meanings ascribed to them in the Merger Agreement.
AGREEMENT
     NOW, THEREFORE, the parties hereto agree as follows:
ARTICLE 1
Agreement to Tender
     Section 1.01 Agreement to Tender. Shareholder hereby agrees to validly tender or cause to be validly tendered pursuant to and in accordance with the terms of the Offer all of the shares of Company capital stock that Shareholder owns as of the date hereof, as well as any additional shares of Company capital stock that Shareholder may own, whether acquired by purchase, exercise of Options or otherwise, at any time after the date hereof (the “Shareholder Shares”), but excluding, however, for purposes of this Section 1.01 only, up to an aggregate of 211,111 shares of Company common stock previously issued or issuable upon exercise of two warrants, each dated November 21, 2001, issued by the Company to Walke Associates, Inc. Within ten (10) business days after the commencement of the Offer (or within ten (10) business days after any Shareholder Shares are acquired by Shareholder during pendency of the Offer, if later), Shareholder shall deliver to the depositary designated in the Offer (i) a completed and executed letter of transmittal relating to the Shareholder Shares, which shall comply with the terms of the Offer, (ii) certificates representing all of the Shareholder Shares, and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer. Shareholder agrees that, once its Shareholder Shares are tendered, Shareholder will not withdraw any of such Shareholder Shares from the Offer, unless and until (i) the Offer shall have been terminated by Merger Sub in accordance with the terms of the Merger Agreement or (ii) this Agreement shall have been terminated in accordance with Section 7.01 hereof.

ARTICLE 2
Voting Agreement; Grant of Proxy
     Section 2.01 Voting Agreement.
          (a) Until the Termination Date (as defined in Section 7.01 hereof), Shareholder hereby irrevocably and unconditionally agrees to vote or cause to be voted all Shareholder Shares that Shareholder is entitled to vote at the time of any vote of the shareholders of Company where such matters arise (i) in favor of the approval and adoption of the Merger Agreement and the Merger, (ii) against any proposal or transaction which could prevent or delay the consummation of the Merger, and (iii) against any corporate action which would frustrate the purposes of, or prevent or delay the consummation of, the Merger.
          (b) If any shareholder vote in respect of the Merger Agreement or the Merger is taken by written consent, the provisions of this Agreement imposing obligations in respect of or in connection with any vote of shareholders shall apply thereto.
          (c) Shareholder shall retain at all times the right to vote his Shareholder Shares in such Shareholders’ sole discretion and without any other limitation on those matters other than those set forth in this Section 2.01 that are at any time or from time to time presented for consideration to the Company’s shareholders generally.
     Section 2.02 Proxy. Shareholder hereby revokes any and all previous proxies granted with respect to the Shareholder Shares. By entering into this Agreement, Shareholder hereby grants a limited irrevocable proxy, within the meaning of the NYBCL, appointing Merger Sub as Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in Shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in such manner and upon and limited to only those matters described in Section 2.01 above, as Merger Sub or its proxy or substitute shall, in Merger Sub’s sole discretion, deem proper with respect to the Shareholder Shares. The proxy granted by Shareholder pursuant to this Section 2.02 is irrevocable and is granted in consideration of Merger Sub’s entering into the Merger Agreement, and such irrevocable proxy shall remain in effect until the Termination Date, notwithstanding the death or incapacity of Shareholder. Such proxy shall be revoked on the Termination Date. Shareholder intends this limited proxy to be irrevocable and will take such further action and execute such other instruments as may be necessary to effectuate the intent of such proxy, including, without limitation, filing written notice thereof with the secretary of the Company or permitting Merger Sub, as Shareholder’s attorney-in-fact, to file a copy of this Agreement with the secretary of the Company.
     Section 2.03 Capacity. Shareholder is only obligating himself in his capacity as a shareholder of Company and not agreeing to take any action or forego taking any action in his capacity as an officer or director of the Company. Nothing contained in this Agreement, including, but not limited to, Section 3.01 hereof, shall be construed to prohibit Shareholder, solely in Shareholder’s capacity as an officer or director of the Company, from discharging Shareholder’s obligations as an officer or director, including, but not limited to, the exercise of fiduciary duties under applicable law and all actions permitted under Section 5.10 of the Merger Agreement.

ARTICLE 3
Cooperation; Non-Solicitation
     Section 3.01 Cooperation. Shareholder hereby agrees to use reasonable efforts in accordance with his fiduciary obligations to the Company to facilitate the consummation of the transactions contemplated by the Merger Agreement, which efforts will include (but are not limited to) the following, if and when requested by Parent: (i) recommending to other Company shareholders that they validly tender pursuant to and in accordance with the terms of the Offer all of the shares of Company capital stock owned by such shareholders, and (ii) using reasonable efforts to obtain the cooperation, agreement or consent of, or other action by, any other Company shareholder or third party reasonably necessary or desirable in furtherance of the consummation of the transactions contemplated by the Merger Agreement.
     Section 3.02 Non-Solicitation. From and after the date of this Agreement until the Termination Date, Shareholder shall not, directly or indirectly, through any agent, representative or otherwise (i) solicit, initiate or encourage, or take any other action intended to facilitate or with the reasonably foreseeable effect of facilitating, any inquiry in connection with, or the making of any proposal by any party that constitutes, an Acquisition Proposal (other than the Offer and the Merger), (ii) participate in any discussions or negotiations with any party (other than Parent, Purchaser or the Parent Representatives) regarding an Acquisition Proposal, (iii) furnish to any party (other than Parent, Purchaser or the Parent Representatives) any information intended to facilitate, or with the reasonably foreseeable effect of facilitating, an Acquisition Proposal, or (iv) enter into any agreement, arrangement or understanding with respect to, or otherwise endorse, any Acquisition Proposal.
ARTICLE 4
Representations and Warranties of Shareholder
     Shareholder represents and warrants to Merger Sub that:
     Section 4.01 Valid Title. Shareholder is the beneficial owner of the Shareholder Shares with no restrictions on Shareholder’s voting rights or rights of disposition pertaining thereto, except securities Law requirements. None of the Shareholder Shares are subject to any voting trust or other agreement or arrangement with respect to the voting of the Shareholder Shares (other than this Agreement).
     Section 4.02 Binding Effect. This Agreement is the valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights generally. The execution and delivery by Shareholder of this Agreement does not, and the performance by Shareholder of Shareholder’s obligations under this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority.
     Section 4.03 Ownership of Company Securities. The shares of Company capital stock and options to purchase shares of Company capital stock set forth on Exhibit A hereto are the only securities of Company beneficially owned by Shareholder.
     Section 4.04 Information Provided by Shareholder. None of the information relating to Shareholder and provided by or on behalf of Shareholder in writing for inclusion in the Schedule TO, Proxy Statement and offer Documents will, at the respective times the Schedule TO, Proxy Statement are filed with the SEC or are first published, sent or given to shareholders of the Company, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Shareholder hereby consents to the publication and disclosure by Parent and Merger Sub in the Offer Documents and, if approval of the Merger by Company shareholders is required under applicable Law, the Proxy Statement, of Shareholder’s identity, ownership of Company capital stock and options to purchase Company capital stock and the nature of Shareholder’s obligations pursuant to this Agreement.
     Section 4.05 Power and Authority. Shareholder has the full legal right and capacity to execute and deliver this Agreement, perform Shareholder’s obligations hereunder and consummate the transactions contemplated under this Agreement.
     Section 4.06 Conflicting Obligations. The execution and delivery of this Agreement and the performance of Shareholder’s obligations under this Agreement do not (i) conflict with or violate any law, rule, regulation, order, judgment, writ, injunction, notice or decree applicable to Shareholder or by which any property or asset of Shareholder is bound or affected, (ii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, loan or credit agreement, franchise or other instrument or obligation, which may reasonably be expected to result in a transfer of ownership or voting control of the Shareholder Shares, (iii) result in the creation of a lien or other encumbrance on the Shareholder Shares, or (iv) violate any applicable Law.
ARTICLE 5
Representations and Warranties of Parent and Merger Sub
     Parent and Merger Sub jointly and severally represent and warrant to Shareholder that:
     Section 5.01 Corporate Power and Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the performance hereof have been duly authorized by the board of directors of each of Parent and Merger Sub and no other corporate action on the part of either Parent or Merger Sub is necessary to authorize the execution, delivery or performance by Parent or Merger Sub of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding Agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights generally.
ARTICLE 6
Covenants of Shareholder
     Shareholder hereby covenants and agrees that:
     Section 6.01 No Proxies for, Sale of or Encumbrances on Shareholder Shares. Except pursuant to the terms of this Agreement, prior to the Termination Date, Shareholder shall not, without the prior written consent of Merger Sub, directly or indirectly, (a) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shareholder Shares, or (b) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, assignment, transfer, encumbrance or other disposition of, any Shareholder Shares during the term of this Agreement. Shareholder shall not seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding and agrees to notify Merger Sub promptly and to provide all details requested by Merger Sub if Shareholder shall be approached or solicited by any person with respect to any of the foregoing.
ARTICLE 7
Miscellaneous
     Section 7.01 Termination. This Agreement shall terminate automatically, without any notice or other action by any party, upon the earliest to occur of: (x) tender and acceptance of a total of sixty-six and two-thirds percent (66 2/3%) or more of the outstanding shares of capital stock of the Company, including the Shareholder Shares, pursuant to the Offer; (y) the consummation of the Merger; or (z) the termination of the Merger Agreement. Shareholder shall also have the right to terminate this Agreement immediately following: (i) any change in the nature of the consideration payable in the Offer or the Merger; (ii) any decrease in consideration payable in the Offer or the Merger; or (iii) any increase in the consideration payable to holders of Shareholder Shares that is not made equally available to holders of all shares of Company capital stock of the same class or series. The date of any termination of this Agreement in accordance with this section 7.01 shall be referred to herein as the “Termination Date”. Notwithstanding the foregoing, nothing set forth in this Section 7.01 or elsewhere in this Agreement shall relieve any party hereto from liability, or otherwise limit the liability of any party hereto, for any breach of this Agreement.
     Section 7.02 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
     Section 7.03 Additional Agreements. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to effectuate the intent of this Agreement.
     Section 7.04 Specific Performance. The parties hereto agree that Merger Sub would suffer irreparable damage if for any reason Shareholder failed to perform any of Shareholder’s obligations under this Agreement, and that Merger Sub would not have an adequate remedy at law in such event. Accordingly, Merger Sub shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by Shareholder. This provision is without prejudice to any other rights that Merger Sub may have against Shareholder for any failure to perform Shareholder’s obligations under this Agreement.
     Section 7.05 Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram or telex, or by registered or certified mail (postage prepaid, return receipt requested) to such party at its address set forth on the signature page hereto.
     Section 7.06 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.
     Section 7.07 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto; provided, further, that Merger Sub may assign its rights and obligations to any affiliate of Merger Sub without any such consent.
     Section 7.08 Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware without giving effect to the principles of conflicts of laws thereof.
     Section 7.09 Counterparts/Electronic Transmission. This Agreement may be executed in one or more counterparts, any of which may be executed and transmitted by facsimile or other electronic method, and each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
[Balance of page intentionally left blank. Signatures follow].

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

PARENT:

infoUSA Inc.

By:	/s/ FRED VAKILI

Name:	Fred Vakili

Title:	Chief Administrative Officer

MERGER SUB:

Knickerbocker Acquisition Corp.

By:	/s/ FRED VAKILI

Name:	Fred Vakili

Title:	Chief Administrative Officer

SHAREHOLDER:

/s/ DAVID WALKE
David Walke
[Signature page to Shareholder support agreement]